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                                                           Exhibit 99(a)(7)




TO:  All Learn2 Employees

FROM:  Bo Ewald, Executive Chairman

SUBJECT:  Stock Option Exchange Program

DATE:  December 21, 2001


Thanks for your continued contributions to Learn2 and we send our sincere best wishes to you and your loved ones for a Happy Holiday Season and New Year! I know that it has been a long struggle for many of you, but I believe that we are making progress. In the past few months, we have refined our strategy, realigned the business with the strategy and filled out the sales force. We are all doing all that we can to grow the business this quarter and get it launched on our new trajectory.

Additionally as we move forward, we are also working on the very culture of the Company (Leadership, Excitement, Action, Respect, iNtegrity, power of 2). We want to make sure that we have a great place to work, and one in which people can share the rewards of their work. Along those lines, you have recently seen that we've added a vacation day for next year, we've allowed some vacation to be carried over, and we now have a new program that enables you to exchange your old, "out of the money" stock options for new ones if you elect to.

The Board of Directors approved a Stock Option Exchange Program at our last meeting. Under separate cover those of you who were employees on September 25, 2001 will receive information that explains the program in detail. The basics of the program are that you can exchange your existing stock options for new options that will be granted and priced at whatever the market price is on August 1, 2002. Your current options may be fully vested as a result of the merger. However, if you elect to trade in your options, there will be a new vesting schedule that will effectively put your option vesting on the same schedule that it was before the merger. You'll want to think about this carefully to decide what to do in your particular case. The Company can't advise you about what you should do, but we'll provide information and be glad to answer your questions about the program.

From the company's perspective, the major reason that we decided to offer this program was to better align the employee stock option part of our incentive program with the longer term objectives of the business and the shareholders. Again, you'll want to consider the alternatives carefully since there is some risk in the program (for example the price of the stock could be higher next August than your current option price). If you have questions, please contact Kim Mule' for more information and we'll schedule a company all-hands call to cover the program in more detail.

Finally, thanks again for your continued contributions to the Company and best wishes to you and your families for a Happy Holiday season and a Happy, Healthy and Prosperous New Year!

Bo